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                            April 19, 2024

       Pat Obara
       Chief Financial Officer
       Uranium Energy Corp
       500 North Shoreline, Ste. 800
       Corpus Christi, Texas, USA

                                                        Re: Uranium Energy Corp
                                                            Form 10-K for the
Fiscal Year Ended July 1, 2023
                                                            Filed September 29,
2023
                                                            File No. 001-33706

       Dear Pat Obara:

              We have reviewed your April 2, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 29,
       2024 letter.

       Form 10-K/A for the Fiscal Year Ended July 31, 2023

       Item 15. Exhibits, Financial Statement Schedules
       96.4, page 102

   1. We note your revisions to the technical report summary in response to prior comment 4, pertaining to
disclosures of the cut-off grade and the inclusion of underground mining costs in the cut-off
grade calculation. For example we note that the cut-off grade has stayed the same with
the inclusion of underground mining costs, however you have
                                                        increased the commodity
pricing and decreased the processing costs. The types of changes proposed in your
response may be considered in an updated or new technical report summary, to support
disclosures that may be made in a future periodic report, though would generally not be
appropriate as revisions to a prior technical report summary.

                                                        Please revise the
technical report summary to include the underground mining cost and the
 Pat Obara
Uranium Energy Corp
April 19, 2024
Page 2
         original assumptions reported with your July 31, 2023 annual report. We would expect the revised calculations to increase the cut-off grade resulting in a reduction in mineral resources. Please coordinate with the qualified persons involved in preparing the technical report summary to ensure that content throughout the report is revised as necessary. Please similarly revise all corresponding information in your annual report. You may provide us with draft disclosures for review in advance of filing the amendments.

         The content of any updated or new technical report summary that you obtain to support future disclosures should provide clear explanations for any changes in assumptions that materially correlate with project economics, as this may include the cut-off grade, prices, costs and quantification of resources, relative to those requirements.

         In your response, and not in your filing, please explain to us the difference in the processing and underground mining cut-off grade cost profile with respect to the
         Horseshoe-Raven project and the Roughrider Uranium project. In this regard we note the cost assumptions used in the Roughrider Uranium cut-off calculation are significantly greater that the Horseshoe-Raven cut-off grade cost assumptions.
       Please contact Steve Lo at 202-551-3394 or Shannon Buskirk at 202-551-3717 if you
have questions regarding comments on the financial statements and related matters. Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you have questions regarding mining comments.



FirstName LastNamePat Obara                                    Sincerely,
Comapany NameUranium Energy Corp
                                                               Division of
Corporation Finance
April 19, 2024 Page 2                                          Office of Energy
& Transportation
FirstName LastName